UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cango Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

137586 103 (1)

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing two Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 137586 103

1	Names of Reporting Persons Jiayuan Lin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 39,948,545(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 39,948,545(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,948,545(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

  Percent of Class Represented by Amount in Row (9)

  15.0% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the reporting person only into Class A ordinary shares.(2) The voting power of the shares beneficially owned by the reporting person represent 41.3% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited, (ii) 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise Limited, (iii) 1 Class A ordinary share held by Medway Brilliant Holding Limited and (iv) 2,504,048 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after December 31, 2021 pursuant to the terms of the options granted to him under the Issuer’s share incentive plan.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 229,831,213 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person as of December 31, 2021, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of a total of 229,831,213 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In May 2018, the Issuer’s co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders shall reach a consensus before exercising their voting rights with respect to the Issuer’s shares. As of December 31, 2021, the co-founders collectively exercised 86.7% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

1	Names of Reporting Persons Medway Brilliant Holding Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

  Percent of Class Represented by Amount in Row (9)

  Less than 0.1% of Class A ordinary shares.(2) The voting power of the shares beneficially owned by the reporting person represent less than 0.1% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)	Represents 1 Class A ordinary share held by Medway Brilliant Holding Limited. Medway Brilliant Holding Limited is wholly owned by Mr. Jiayuan Lin.
(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on a total of 229,831,213 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of a total of 229,831,213 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons Traveler Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 37,444,496(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,444,496(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,444,496(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

  Percent of Class Represented by Amount in Row (9)

  14.2% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the reporting person only into Class A ordinary shares.(2) The voting power of the shares beneficially owned by the reporting person represent 41.2% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise Limited.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 229,831,213 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person as of December 31, 2021, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of a total of 229,831,213 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons Traveler Enterprise Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 37,444,496(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,444,496(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,444,496(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

  Percent of Class Represented by Amount in Row (9)

  14.2% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the reporting person only into Class A ordinary shares.(2) The voting power of the shares beneficially owned by the reporting person represent 41.2% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise Limited. Traveler Enterprise Limited is wholly owned by Traveler Holdings Limited.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 229,831,213 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person as of December 31, 2021, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of a total of 229,831,213 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Explanatory Note:

This Amendment No. 4 (this “Amendment”) amends and restates the Amendment No. 3 to Schedule 13G filed on behalf of the reporting persons on February 11, 2022 (the “Previous Filing”). This Amendment is filed to correct the number of Class A ordinary shares beneficially owned as stated in the Previous Filing, which was reported incorrectly due to inadvertent errors. This Amendment reflects beneficial ownership as of December 31, 2021.

Item 1.

(a)	Name of Issuer:

Cango Inc.

(b)	Address of Issuer’s Principal Executive Offices:

8F, New Bund Oriental Plaza II

556 West Haiyang Road

Pudong, Shanghai

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

(i)	Jiayuan Lin, a citizen of the People’s Republic of China;

(ii)	Medway Brilliant Holding Limited (“Medway Brilliant”), a company established in the British Virgin Islands and is wholly owned by Jiayuan Lin;

(iii)	Traveler Holdings Limited, a company established in the British Virgin Islands; and

(iv)	Traveler Enterprise Limited (“Traveler Enterprise”), a company established in the British Virgin Islands and is wholly owned by Traveler Holdings Limited.

(b)	Address of Principal Business Office or, if None, Residence:

(i)	The address of Jiayuan Lin is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong, Shanghai, People’s Republic of China.

(ii)	The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

(iii)	The registered address of Traveler Holdings Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(iv)	The registered address of Traveler Enterprise is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(c)	Citizenship:

Jiayuan Lin is a citizen of the People’s Republic of China. Medway Brilliant, Traveler Holdings Limited and Traveler Enterprise are established in the British Virgin Islands.

(d)	Title and Class of Securities:

Class A ordinary shares, par value US$0.0001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.:

137586 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Jiayuan Lin	39,948,545	15.0%	39,948,545	0	39,948,545	0	41.3%
Medway Brilliant	1	*	1	0	1	0	*
Traveler Holdings Limited	37,444,496	14.2%	37,444,496	0	37,444,496	0	41.2%
Traveler Enterprise	37,444,496	14.2%	37,444,496	0	37,444,496	0	41.2%

*	less than 0.1%.

(1)

As of December 31, 2021, Traveler Enterprise directly owned 34,702,890 Class B ordinary shares and beneficially owned 2,741,606 Class A ordinary shares represented by ADSs. Traveler Enterprise is wholly owned by Traveler Holdings Limited, which is in turn wholly owned by a trust of which Mr. Jiayuan Lin is the settlor and Mr. Jiayuan Lin and his family members are the beneficiaries. Under the terms of this trust, Mr. Jiayuan Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Traveler Enterprise in the Issuer. Accordingly, Traveler Holdings Limited and Mr. Jiayuan Lin may thereby be deemed to beneficially own the 34,702,890 Class B ordinary shares and 2,741,606 Class A ordinary shares represented by ADSs that are beneficially owned by Traveler Enterprise.

In addition, as of December 31, 2021, Medway Brilliant directly owned 1 Class A ordinary share. Medway Brilliant is wholly owned by Mr. Jiayuan Lin. Accordingly, Mr. Jiayuan Lin may thereby be deemed to beneficially own 1 Class A ordinary share held by Medway Brilliant.

Mr. Jiayuan Lin also has the right to acquire 2,504,048 Class A ordinary shares within 60 days after December 31, 2021 pursuant to the terms of the options granted to him under the Issuer’s share incentive plan.

(2)

The percentage of the class of securities beneficially owned by the reporting persons is calculated based on 229,831,213 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2021 and 34,702,890 Class B ordinary shares held by the applicable reporting persons that were convertible into the same number of Class A ordinary shares at any time by such reporting persons as of December 31, 2021.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of a total of 229,831,213 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In May 2018, the Issuer’s co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which was amended and restated in June 2019. Pursuant to the amended and restated voting agreement, the co-founders shall reach a consensus before exercising their voting rights with respect to the Issuer’s shares. As of December 31, 2021, the co-founders collectively exercised 86.7% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

As of the date hereof, Medway Brilliant has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Jiayuan Lin

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Chief Executive Officer and Director

Medway Brilliant Holding Limited

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Authorized Signatory

Traveler Holdings Limited

By:	/s/ Shanica Maduro-Christopher and Joanne Turnbull
Name:	Rustem Limited represented by Shanica Maduro-Christopher and Joanne Turnbull
Title:	Authorized Signatories

Traveler Enterprise Limited

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement